UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 333-137571

POWER OIL & GAS INC.
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(Registrant’s Name)

4620 Manilla Road
Calgary, Alberta,T2G 4B7
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Name Change

On May 23, 2008, Liberty Petroleum Inc., a Canadian corporation (the “Corporation”), filed Articles of Amendment with Corporations Canada, changing its name from Liberty Petroleum, Inc. to Power Oil & Gas Inc. The name change was approved at a Special Meeting of the Corporation’s shareholders.

On April 24, 2008 (the “Record Date), there were 41,709,750 shares of the Corporation’s common stock issued and outstanding. 30,000,000 shares of the Corporation’s common stock were represented at the Meeting in person or by proxy, which shares constituted 71.9 % of the issued and outstanding shares of common stock as of the Record Date, and therefore a quorum was present.

At the Meeting, the following proposal was presented to the shareholders: To grant authority to the Board of Directors of the Corporation to amend the Corporation’s Articles in connection with a name change of the Corporation to one of the following: Power Oil & Gas Inc., Big Oil & Gas Inc, Rock Oil & Gas Inc., or such other name as may be approved by the Board of Directors and Corporations Canada. 100% of the shares represented at the Meeting granted the Board of Directors the authority to change the name of the Corporation. Accordingly the proposal was approved.

The Board of Directors voted to change the name of the Corporation to Power Oil & Gas Inc.

Change in Directors

On June 1, 2008, Mr. Pratt Barndollar was appointed Director, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary of Power Oil & Gas Inc.   Also on June 1, 2008 Mr. Paul Uppal resigned as Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary of the Corporation, but will remain a Director of the Corporation.  Mr. Michael Nott also resigned as Director of the Corporation on June 1, 2008.  Set forth below is the age and a brief description of the background and business experience of Mr. Pratt Barndollar over the past five years.

Mr. Pratt Barndollar, age 49, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and most recently held the position of Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POWER OIL & GAS INC.

By: /s/ Pratt Barndollar
Name: Pratt Barndollar
Title: President

Date:    June 11, 2008